[JACKSON NATIONAL ASSET MANAGEMENT, LLC LOGO OMITTED]
MEMORANDUM
TO:	Alison White U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	September 30, 2011
SUBJECT:
JNL Series Trust, Form N-1A Registration Statement
Post-Effective Amendment No. 96 under the Securities Act of 1933 File No.: 33-87244

Memorandum Responding to Commission Staff Oral Comments of September 19, 2011, Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Alison White of the U.S. Securities and Exchange Commission (“Commission”) staff on September 19, 2011 relating to Post-Effective Amendment No. 96 (the “Amendment) under the Securities Act of 1933, as amended (the “Securities Act”) of the Registration Statement on Form N-1A filed with the Commission by JNL Series Trust (“Trust”) on September 9, 2011, relating to the addition of two new series of the Trust, JNL/Franklin Templeton Global Multisector Bond Fund and JNL/Brookfield Global Infrastructure Fund (each a “Fund,” and together with the other series of the Trust, the “Funds”).

The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Prospectus, as applicable.

1.	Please confirm that Registrant intends to comply with General Instruction C (3)(g) of Form N-1A.

Response:  The Registrant confirms that the Funds intend to comply with General Instruction C (3)(g) of Form N-1A.

2.
Please confirm that all derivatives disclosure complies with the letter from Barry D. Miller, Associate Director for Legal and Disclosure in the Commission's Division of Investment Management, to the Investment Company Institute dated July 30, 2010.

Response:  The Registrant has reviewed the Commission staff interpretations set forth in the above-referenced letter and confirms that the principal investment strategies accurately and appropriately take the Commission staff interpretations into consideration.

3.
For the JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund and JNL Institutional Alt 65 Fund, if the charges to the underlying funds of these Funds change the fee tables and/or expense tables, please update same.

Response:  Comment complied with.  The Registrant has updated the Annual Fund Operating Expenses table, as well as the Expenses Examples for the JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund and JNL Institutional Alt 65 Fund.

4.
For the JNL/Brookfield Global Infrastructure Fund and JNL/Franklin Templeton Global Multisector Bond Fund, please correct the last line of the table “Annual Fund Operating Expenses” to read “Total Annual Fund Operating Expenses”.

Response:  Comment complied with.  The Registrant has made this change and will update the other Funds of the Registrant in their next 485A filing in December 2011.

5.	In the Summary Prospectus for the JNL/Brookfield Global Infrastructure Fund:

(a)	Please supplementally confirm that the Underlying ETF fees are less than 0.01% or if higher, will be reflected in the Acquired Fund Fees line of the table entitled “Annual Fund Operating Expenses”:

Response:  The Registrant confirms that the expected Underlying ETF fees are less than 0.01%.

(b)	In the section entitled “Principal Investment Strategies”:

i.	Please explain what a master limited partnership is the first time the term is used.

Response:  Comment complied with.  The Registrant has added the following disclosure to the section entitled “Principal Investment Strategies”:

An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for Federal income tax purposes.  MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or products thereof), or the marketing of any general mineral or natural resources.

ii.	Please explain what a stapled security is the first time the term is used.

Response:  Comment complied with.  The Registrant has added the following disclosure to the section entitled “Principal Investment Strategies”:

A stapled security, which is widely used in Australia, is a security that is comprised of two parts that cannot be separated from one another.  The two parts of a stapled security are a unit of a trust and a share of a company.  The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security.  The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

iii.	Please disclose that high-yield securities are commonly referred to as junk bonds the first time they are mentioned.

Response:  Comment complied with.  The Registrant has added the underscored language to the fifth paragraph of the section entitled “Principal Investment Strategies”:

The Fund may (but is not required to) use forward currency contracts, options, futures, swaps, and other derivative instruments as part of its investment strategy or to help manage portfolio risk.  The Fund may also invest in fixed income securities, including high yield securities, commonly known as “junk bonds.”  The Fund may also hold cash or other short-term investments.

iv.	Please explain what the corresponding principal investment strategy is for “liquidity risk.”

Response:  The Registrant believes that the excerpt below is the corresponding principal investment strategy related to “liquidity risk”:

The Fund retains the ability to invest in infrastructure-related companies of any size market capitalization

The Registrant has added the following disclosure to the “Principal Investment Strategies,” in both the Summary Prospectus and in Item 9:

Certain instruments in which the Fund invests may be illiquid or thinly-traded securities.

v.	Please consider whether there are any principal investment risks for stapled securities that are not currently included.

Response:  Investment in stapled securities is subject to “investment strategy risk,” including possible delays in payment and loss of income and principal invested.  The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

The current principal investment risks for the Fund include “investment strategy risk.”  The Registrant does not believe any additional risks are required.

The Registrant has added the following disclosure to the “Principal Investment Strategies,” in both the Summary Prospectus and in Item 9:

The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

vi.
Please add disclosure in the Prospectus or Statement of Additional Information with respect to exchange-traded notes, clarifying that unlike index funds the associated expenses of exchange-traded notes are not reflected in the fee table.

Response:  Comment complied with.  The Registrant has added the underscored language to the tenth paragraph of the Item 9 section entitled “Principal Investment Strategies”:

The Fund may invest in ETNs.  ETNs are designed to provide investors with a way to access the returns of market benchmarks or strategies.  ETNs are not equities or index funds, but they do share several characteristics.  For example, like equities, they trade on an exchange and can be shorted.  Like an index fund, they are linked to the return of a benchmark index.  Unlike index funds, the associated expenses of ETNs are not reflected in the fee table.

(c)	In the section entitled “Purchase and Sale of Fund Shares,” please add disclosure stating that this Fund is only available to underlying funds or delete this disclosure.

Response:  Comment complied with.  The Fund will be offered as a direct investment and therefore, we will retain the language in this section.

Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

6.	In the Summary Prospectus for JNL/Franklin Templeton Global Multisector Bond Fund:

(a)	In the section entitled “Principal Investment Strategies”:

i.	Please explain what the corresponding principal investment strategy is for “portfolio turnover” risk.

Response:  The Registrant believes that the excerpt below, as modified by the underscored language, is the corresponding principal investment strategy related to “portfolio turnover” risk.

Under normal market conditions, the Fund actively invests primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.

The Registrant believes that active trading of these products may increase transaction costs, which may reduce performance and also may increase realized short-term capital gains and losses, therefore resulting in portfolio turnover risk.

ii.	Please determine if “sector risk” should be a principal investment risk in light of the disclosure in this section.

Response:  The Registrant does not believe that “sector risk” is a principal investment risk.  The Registrant believes that having exposure to multiple sectors is beneficial to the Fund, and does not result in “sector risk” being a principal investment risk.

(b)	In the section entitled “Purchase and Sale of Fund Shares,” please add disclosure stating that this Fund is only available to underlying funds or delete this disclosure.

Response:  Comment complied with.  The Fund will be offered as a direct investment and therefore, we will retain the language in this section.

Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

7.
In item 9 for the JNL/Franklin Templeton Global Multisector Bond Fund, please remove “interest rate risk” and “portfolio turnover” from the section entitled “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Funds (Other than Principal Strategies/Risks).”

Response:  Comment complied with.  The Registrant has removed these risks from the “Additional Information…” section as they are considered principal risks and are already included in the section entitled “Principal Risks of Investing in the Fund.”

Statement of Additional Information

8.	Please provide the information noted as “to be filed by amendment” prior to the filing’s effective date.

Response:  The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act.  The Registrant assures the Commission staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.  It is the Trust’s intention to respond fully to the Commission staff’s comments, and believes that the changes described above do so fully.  If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Prospectus – SEC Comment 3

In the summary prospectus for JNL Institutional Alt 20 Fund, please delete the table entitled “ Annual Fund Operating Expenses ” in its entirety and replace it with the following:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management/Administrative Fee	0.18%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.75%
Total Annual Fund Operating Expenses	0.93%

In the summary prospectus for JNL Institutional Alt 35 Fund, please delete the table entitled “ Annual Fund Operating Expenses ” in its entirety and replace it with the following:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management/Administrative Fee	0.17%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.89%
Total Annual Fund Operating Expenses	1.06%

In the summary prospectus for JNL Institutional Alt 50 Fund, please delete the table entitled “ Annual Fund Operating Expenses ” in its entirety and replace it with the following:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management/Administrative Fee	0.17%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	1.01%
Total Annual Fund Operating Expenses	1.18%

In the summary prospectus for JNL Institutional Alt 65 Fund, please delete the table entitled “ Annual Fund Operating Expenses ” in its entirety and replace it with the following:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management/Administrative Fee	0.18%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	1.14%
Total Annual Fund Operating Expenses	1.32%

In the summary prospectus for JNL Institutional Alt 20 Fund, please delete the table in the section entitled “ Expense Examples ” in its entirety and replace it with the following:

Class A
1 Year	3 Year	5 Year	10 Year
$95	$296	$515	$1,143

In the summary prospectus for JNL Institutional Alt 35 Fund, please delete the table in the section entitled “ Expense Examples ” in its entirety and replace it with the following:

Class A
1 Year	3 Year	5 Year	10 Year
$108	$337	$585	$1,294

In the summary prospectus for JNL Institutional Alt 50 Fund, please delete the table in the section entitled “ Expense Examples ” in its entirety and replace it with the following:

Class A
1 Year	3 Year	5 Year	10 Year
$120	$375	$649	$1,432

In the summary prospectus for JNL Institutional Alt 65 Fund, please delete the table in the section entitled “ Expense Examples ” in its entirety and replace it with the following:

Class A
1 Year	3 Year	5 Year	10 Year
$134	$418	$723	$1,590

Prospectus – SEC Comment 4

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

JNL/Brookfield Global Infrastructure Fund
Class A and B

Investment Objective. The investment objective of the Fund is to seek total return through growth of capital and current income.

Expenses. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	0.95%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses1	0.01%
Total Annual Fund Operating Expenses	1.16%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses1	0.01%
Total Annual Fund Operating Expenses	0.96%

1	Other expenses are based on estimated amounts for the current fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years
$118	$368

Class B
1 year	3 years
$98	$306

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing primarily in securities of publicly traded infrastructure companies. Under normal market conditions, the Fund will invest at least 80% of its net assets in publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  The Fund defines an infrastructure company as any company that derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets. The Fund defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water and sewage, and communication.

Infrastructure assets currently include, but are not limited to, the following:

•	Toll roads, bridges and tunnels;
•	Airports;
•	Seaports;
•	Electricity transmission and distribution lines;
•	Gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;
•	Communication towers and satellites; and
•	Railroads.

Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.  The Fund may also hold exchange-traded funds (ETFs) and exchange-traded notes (ETNs).  The Fund may also invest up to 25% of its net assets in energy-related companies organized as master limited partnerships (MLPs) and their affiliates.  The Fund retains the ability to invest in infrastructure-related companies of any size market capitalization.

Prospectus – SEC Comment 5(b)(i), (ii), (iii)

A stapled security, which is widely used in Australia, is a security that is comprised of two parts that cannot be separated from one another.  The two parts of a stapled security are a unit of a trust and a share of a company.  The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security.   The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for Federal income tax purposes.  MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources.

The Fund may invest in the securities of issuers located in a number of different countries throughout the world.  Under normal market conditions, the Fund will maintain exposure to infrastructure related securities of issuers in the U.S. and in at least three countries outside the U.S.  The amount invested outside the U.S. may vary, and at any given time, the Fund may have a significant exposure to non-U.S. securities, including infrastructure related securities of issuers domiciled in emerging market countries.  The Fund may invest in securities of foreign companies in the form of American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs), and European Depositary Receipts (EDRs).

The Fund may (but is not required to) use forward currency contracts, options, futures, swaps,  and other derivative instruments as part of its investment strategy or to help manage portfolio risk.  The Fund may also invest in fixed income securities, including high yield securities , commonly known as “junk bonds . ”   The Fund may also hold cash or other short-term investments.

Certain instruments in which the Fund invests may be illiquid or thinly-traded securities.

The Sub-Sub-Adviser draws upon the expertise and knowledge within the Sub-Adviser and its parent, Brookfield Asset Management Inc. and its affiliates, which provides extensive owner/operator insights into industry drivers and trends.  The Sub-Adviser and Sub-Sub-Adviser (collectively, “Sub-Advisers”) utilize a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows.  The Sub-Advisers take a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis and review of sector and industry trends.  The Sub-Advisers use proprietary research to select individual securities that they believe can add value from income and/or the potential for capital appreciation.  The proprietary research may include an assessment of a company’s general financial condition, its competitive positioning and management strength, as well as industry characteristics and other factors.  The Sub-Advisers may sell a security that becomes overvalued or no longer offers an attractive risk/reward profile.  A security may also be sold due to changes in portfolio strategy or cash flow needs.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Depositary receipts risk – Depositary receipts, such as ADRs, GDRs and EDRs, may be issued in sponsored or un-sponsored programs.  In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts.  In an un-sponsored program, the issuer may not be directly involved in the creation of the program.  The issuers of un-sponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts. Depositary receipts involve many of the same risks as direct investments in foreign securities, these risks include: fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; speculation; and other factors.  With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Prospectus – SEC Comment 5(b)(v)

•
Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Exchange traded funds investing risk – An investment in an exchange-traded fund (“ETF”) generally presents the following risks:  (i) the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies; (ii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the fund; (iv) the risk that an ETF may trade at a discount to its net asset value (“NAV”); (v) the risk that an active market for an ETF’s shares may not develop or be maintained; and (vi) the risk that an ETF may no longer meet the listing requirements of any applicable exchanges on which that ETF is listed.

•
Exchange-traded note risk – The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in the underlying securities’ markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index.  In addition, the notes issued by ETNs and held by the Fund are unsecured debt of the issuer.

•
Fixed income risk – The prices of fixed income securities response to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers.  Increases in interest rates can cause the prices of the Fund’s fixed income securities to decline, and the level of current income from a portfolio of fixed income securities may decline in certain interest rate environments.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there may be less publicly available information and more volatile or less liquid markets.

•
High yield bonds, lower-rated bonds, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuatation in response to events affecting that industry.

•
Infrastructure companies investment risk – Securities and instruments of infrastructure companies are more susceptible to adverse economic or regulatory occurrences affecting their industries.  Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Infrastructure companies may also be affected by or subject to:

-	Regulation by various government authorities;
-	Government regulation of rates charged to customers;
-	Service interruption due to environmental, operational or other mishaps;
-	The imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards; and
-	General changes in market sentiment towards infrastructure and utilities assets.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due, and general changes in market sentiment towards infrastructure and utilities assets.
•
Investment strategy risk – The Sub-Adviser and Sub-Sub-Adviser use the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the  Sub-Adviser and Sub-Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser and Sub-Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

•
Issuer risk – A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

JNL/Franklin Templeton Global Multisector Bond Fund
Class A and B

Investment Objective. The investment objective of the Fund is to seek total investment return consisting of a combination of interest income, capital appreciation, and currency gains.

Expenses. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	0.90%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses1	0.01%
Total Annual Fund Operating Expenses	1.11%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	0.90%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses1	0.01%
Total Annual Fund Operating Expenses	0.91%

1	Other expenses are based on estimated amounts for the current fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years
$113	$353

Class B
1 year	3 years
$93	$290

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies.  Under normal market conditions, the Fund actively invests primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) , which may result in high portfolio turnover .  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities. Certain instruments in which the Fund invests may be illiquid or thinly-traded securities.  The Fund also regularly enters into currency-related transactions in both developed and emerging markets, in an attempt to generate total return and manage risk, including risk from differences in global short-term interest rates.  The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation.  The Fund may enter into various currency-related transactions involving derivative instruments, including currency and cross-currency forwards, currency and cross-currency swaps, and currency and currency index futures contracts.  In addition, the Fund’s assets will be invested in issuers located in at least three countries (including the U.S.).  The Fund may invest all of its assets in developing or emerging markets.  Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities.

The following Fund should be added to the section entitled "Additional Information About Each Fund":

JNL/Brookfield Global Infrastructure Fund
Class A and B

Investment Objective.  The investment objective of the Fund is to seek total return through growth of capital and current income.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing primarily in securities of publicly traded infrastructure companies. Under normal market conditions, the Fund will attempt to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets in publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  The Fund defines an infrastructure company as any company that derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets. The Fund defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water and sewage, and communication.

Infrastructure assets currently include, but are not limited to, the following:

•	Toll roads, bridges and tunnels;
•	Airports;
•	Seaports;
•	Electricity transmission and distribution lines;
•	Gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;
•	Communication towers and satellites; and
•	Railroads.

Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.  The Fund may also hold exchange-traded funds (ETFs) and exchange-traded notes (ETNs) that invest in the infrastructure industry.  The Fund may also invest up to 25% of its net assets in energy-related companies organized as master limited partnerships (MLPs) and their affiliates.  The Fund retains the ability to invest in infrastructure-related companies of any size market capitalization.

The Fund may invest in the securities of issuers located in a number of different countries throughout the world.  Under normal market conditions, the Fund will maintain exposure to infrastructure related securities of issuers in the U.S. and in at least three countries outside the U.S.  The amount invested outside the U.S. may vary, and at any given time, the Fund may have a significant exposure to non-U.S. securities, including infrastructure related securities of issuers domiciled in emerging market countries.  The Fund may invest in securities of foreign companies in the form of American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) and European Depositary Receipts (EDRs).  Generally, ADRs in registered form are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into an underlying foreign security.  GDRs, in bearer form, are designated for use outside the United States.  EDRs, in bearer form, are designed for use in the European securities markets.

Certain instruments in which the Fund invests may be illiquid or thinly-traded securities.

The Sub-Sub-Adviser draws upon the expertise and knowledge within the Sub-Adviser and its parent, Brookfield Asset Management Inc. and its affiliates, which provides extensive owner/operator insights into industry drivers and trends.  The Sub-Adviser and Sub-Sub-Adviser (collectively, “Sub-Advisers”) utilize a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows.  The Sub-Advisers take a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis and review of sector and industry trends.  The Sub-Advisers use proprietary research to select individual securities that they believe can add value from income and/or the potential for capital appreciation.  The proprietary research may include an assessment of a company’s general financial condition, its competitive positioning and management strength, as well as industry characteristics and other factors.  The Sub-Advisers may sell a security that becomes overvalued or no longer offers an attractive risk/reward profile.  A security may also be sold due to changes in portfolio strategy or cash flow needs.

From time to time, the Fund may invest in stapled securities to gain exposure to many infrastructure companies in Australia.  A stapled security, which is widely used in Australia, is a security that is comprised of two parts that cannot be separated from one another.  The two parts of a stapled security are a unit of a trust and a share of a company.  The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security.   The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

The Fund may invest up to 25% of its net assets in energy-related companies organized as master limited partnerships (MLPs) and their affiliates.  An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for Federal income tax purposes.  MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources.  MLPs generally have two classes of owners, the general partner and limited partners.  The general partner of an MLP is typically owned by one or more of the following: a major energy company, an investment fund, or the direct management of the MLP.  The general partner may be structured as a private or publicly traded corporation or other entity.  The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units.  Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership’s operations and management.

The Fund may invest in ETFs.  An ETF is an investment company that is similar to an index fund in that it seeks to achieve the same return as a particular market index and will primarily invest in the securities of companies that are included in that index.  Unlike index funds, however, ETFs are traded on stock exchanges.  ETFs are a convenient way to invest in both broad market indexes and market sector indexes, particularly since ETFs can be bought and sold at any time during the day, like stocks.  ETFs, like mutual funds, charge asset-based fees.  When the Fund invests in ETFs, the Fund will pay a proportionate share of the management fee and the operating expenses of the ETF.  The Fund will not invest in actively managed or leveraged ETFs.

Generally, investments in ETFs are subject to statutory limitations prescribed by the Investment Company Act of 1940, as amended (“1940 Act”).  These limitations include a prohibition on a fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a fund’s total assets in the securities of any one investment company or more than 10% of its total assets, in the aggregate, in investment company securities.  Many ETFs, however, have obtained exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) to permit unaffiliated funds to invest in the ETFs’ shares beyond these statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETFs and the investing funds.  The Fund intends to rely on these exemptive orders in order to invest in unaffiliated ETFs beyond the foregoing statutory limitations.

The Fund may invest in ETNs.  ETNs are designed to provide investors with a way to access the returns of market benchmarks or strategies.  ETNs are not equities or index funds, but they do share several characteristics.  For example, like equities, they trade on an exchange and can be shorted.  Like an index fund, they are linked to the return of a benchmark index.   Unlike index funds, the associated expenses of ETNs are not reflected in the fee table.

The Fund may, but is not required to, use futures and options on securities, indices and currencies, forward foreign currency exchange contracts, swaps and other derivatives.  A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  The Fund may use derivatives for a variety of purposes, including:

-	As a hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates;
-	As a substitute for purchasing or selling securities;
-	To increase the Fund’s return as a non-hedging strategy that may be considered speculative; and
-	To manage the Fund’s portfolio characteristics.

The Fund also may enter into credit default swaps, which can be used to acquire or to transfer the credit risk of a security without buying or selling the security.

Prospectus – SEC Comment 7

The following Fund should be added to the section entitled "Additional Information About Each Fund":

JNL/Franklin Templeton Global Multisector Bond Fund
Class A and B

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

The SAI has more information about the Fund’s authorized investments and strategies, as well as, the risk and restrictions that may apply to it.